January 31, 2005

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:	Michele M. Anderson, Esq.
Kyle Moffatt
Joshua Englard, Esq.
Kathryn Jacobson

Re:	Dolby Laboratories, Inc.
Amendment No. 3 to Registration Statement on Form S-1
File No. 333-120614

Ladies and Gentlemen:

On behalf of Dolby Laboratories, Inc. (the “Company”), we respectfully submit this letter in response to comments from the Staff of the Securities and Exchange Commission received by letter dated January 27, 2005, relating to the Company’s Registration Statement on Form S-1 (File No. 333-120614), originally filed with the Commission on November 19, 2004 and as amended on December 30, 2004 and amended further on January 19, 2005.

The Company is concurrently filing via EDGAR Amendment No. 3 to the Registration Statement. For the convenience of the Staff, we are enclosing herewith marked copies, complete with exhibits, of Amendment No. 3.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response thereto.

Securities and Exchange Commission

January 31, 2005

Risk Factors, page 7

We will incur increased costs and demands upon management, page 24

1.	We note your revisions in response to prior comment 3 that you intend to fund the costs of operating as a public company from working capital. Given the disclosure in your Use of Proceeds section that you will apply the proceeds of the offering for “general corporate purposes, including working capital,” is it your intention to use the offering proceeds to fund the anticipated increase in legal and compliance costs? If so, please revise the Use of Proceeds section accordingly.

The Company advises the Staff that the Company intends to use a portion of its working capital, including cash the Company receives from the proceeds of the offering, as well as the cash generated from the Company’s operations, to fund the costs of operating as a public company, including the anticipated increase in legal and compliance costs. In response to the Staff’s comment, the Company has revised the disclosure on pages 4 and 32 of Amendment No. 3 to reflect this.

Employee Benefits Plan, page 100

2.	Please advise us of the specific exemption(s) that you relied upon for all the issuances of stock options. In addition, tell us how you complied with the requirements of the exemption(s).

The Company advises the Staff that the Company relied upon the exemption provided by Rule 701 promulgated under the Securities Act of 1933, as amended, for the issuance of all of the stock options it has granted to date (the “Stock Options”). With respect to the requirements of Rule 701, the Company advises the Staff as follows:

•	Subsection (b) – Issuers eligible. The Company has never been subject to the reporting requirements of section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, and, as a result, Rule 701 has been available to the Company with respect to all of the Stock Options.

•	Subsection (c) – Transactions exempted. All of the Stock Options have been issued pursuant to a written compensatory benefit plan (or written compensation contract) within the meaning of subsection (c) of Rule 701.

Securities and Exchange Commission

January 31, 2005

•	Subsection (d)—Amounts that may be Sold. The Company has satisfied both the “asset test” under Rule 701(d)(2)(ii) and the “securities test” under Rule 701(d)(2)(iii) with respect to all of the Stock Options during every consecutive 12-month period since the Stock Options were first issued.

•	Subsection (e)—Disclosure that must be provided. The Company has delivered to each of the recipients of Stock Options a copy of the plan and agreement governing his or her option. In addition, the Company has provided the additional disclosure required by subsection (e) of Rule 701 to all recipients of Stock Options during those 12-month periods when the aggregate exercise prices of the Stock Options exceeded $5 million. These periods occurred (i) between October 1, 2000 and September 30, 2001, and (ii) continuously since June 23, 2003. Specifically, the Company has provided to each of the recipients of Stock Options during such periods, prior to the exercise of their option, a summary of the terms of the plan governing their option in a Q & A format, a set of risk factors regarding the Company and the Stock Options, and financial statements meeting the requirements of Rule 701(e).

•	Subsection (f) – Resale Limitations. There have been no resales of any of the Stock Options or shares issued upon the exercise thereof.

Financial Statements

Stock-based Compensation, page F-12

3.	We note your responses to prior comments11-18. As discussed in our conference call on January 26, 2005, we will defer our evaluation of these responses until you provide further evidence in support of your stock-based compensation.

Per our conversations with the Staff on Friday, January 28, 2005, please see our letter to the Staff dated as of such date regarding stock-based compensation matters, a copy of which is attached hereto as Appendix A.

Given that the Staff’s guidance that it believes the methodology described in our January 28 letter used to reassess the value of the Company’s common stock underlying equity awards is supportable, the Company has revised the disclosure in “Management’s Discussion and Analysis” to describe the reassessment methodology and it has revised the Company’s fiscal 2004 operating results to reflect the application of the reassessment methodology to the value of the equity awards granted during the review period. Such revised disclosure appears on pages 47 – 50 of Amendment No. 3.

Securities and Exchange Commission

January 31, 2005

4.	We note your response to prior comment 20. Please revise to disclose the intrinsic value of the options for each grant date, if any.

In response to the Staff’s comment, the Company has revised the disclosure on page F-15 to disclose the intrinsic value of the options.

5.	Tell us, and disclose in your MD&A, how you will account for the timing differences of stock-based compensation expense for tax and book purposes and its impact on your effective tax rate. Refer to paragraphs 16 and 17 of APB 25.

The Company advises the Staff that, in accordance with paragraphs 16 and 17 of APB 25, the Company records deferred taxes for differences in the timing of recognition of stock-based compensation expense for tax and accounting purposes. The Company has revised the disclosure on page 46 of Amendment No. 3 to reflect this. In addition, the Company has revised the disclosure on pages 55 and 58 of Amendment No. 3 regarding the impact of stock-based compensation on the Company’s effective tax rate.

Stockholders’ Equity, page F-22

2000 Stock Incentive Plan, page F-22

6.	We note your statement that under the terms of the subject plan, options are generally granted at not less than fair market value at the date of grant. We further note your disclosure on page F-28 that in the first quarter of 2005, additional stock options were granted below the reassessed fair value at the date of grant. Please revise to state, if true, that the Incentive Stock Option Plan also allows the issuance of stock options below fair value.

In response to the Staff’s comment, the Company has revised the description of its 2000 Stock Incentive Plan on page F-26 of Amendment No. 3 to indicate that the plan allows for the issuance of stock options with exercise prices below the fair market value of the underlying common stock on the date of grant.

Exhibit 5.1, Legality Opinion

7.	We note your reference to “Delaware General Corporation Law.” Confirm to us in writing that it concurs with our understanding that the reference and limitation to “Delaware General Corporation Law” includes the statutory provisions as well as all

Securities and Exchange Commission

January 31, 2005

applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

We confirm that the reference and limitation to “Delaware General Corporation Law” include the statutory provisions as well as all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

8.	In addition, we note that your opinion is given without reference to Delaware’s conflict of law rules. Supplementally explain to us why this does not inappropriately limit the scope of the opinion.

In response to the Staff’s comment, we have revised our legality opinion to delete the reference to Delaware’s conflict of law rules.

*****

Securities and Exchange Commission

January 31, 2005

Please direct your questions or comments regarding the Company’s responses or Amendment No. 3 to the undersigned at (650) 320-4597 or to Herbert P. Fockler of this office at (650) 493-9300. Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ MARK BAUDLER

Mark Baudler

Enclosures

cc (w/encl.):	Bill Jasper
Marty Jaffe
Mark S. Anderson, Esq.
Janet Daly
Dolby Laboratories, Inc.

Larry W. Sonsini, Esq.
Thomas C. DeFilipps, Esq.
Herbert P. Fockler, Esq.
Wilson Sonsini Goodrich & Rosati, Professional Corporation

Barbara Carbone
Conor Moore
KPMG LLP

Paul C. Pringle, Esq.
Eric S. Haueter, Esq.
Sidley Austin Brown & Wood LLP

APPENDIX A

January 28, 2005

VIA FACSIMILE: (202) 942-9594

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:	Kyle Moffatt
Kathryn Jacobson

Re:	Dolby Laboratories, Inc.: Stock-Based Compensation Matters

Dear Mr. Moffatt and Ms. Jacobson:

We are submitting this letter on behalf of Dolby Laboratories, Inc. (the “Company”), regarding matters related to the value of equity awards granted by the Company subsequent to the beginning of fiscal 2004 (the “Review Period”). Pursuant to our conversation with the Staff on Wednesday, January 26, 2005, the Board of Directors of the Company has reevaluated the methodology used to reassess the value of the Company’s common stock underlying equity awards granted during the Review Period. As suggested by the Staff, the Board has used a valuation methodology it believes is consistent with the practices recommended by the AICPA Audit and Accounting Practice Aid Series Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Aid”).

As noted in our prior letters to the Staff that discussed stock-based compensation matters, the Board had obtained annual independent valuations from Houlihan Valuation Advisors (“Houlihan”), and principally relied on these annual valuation reports in determining the value of the Company’s common stock at the time equity awards were granted to employees during the Review Period. In connection with the preparation of the financial statements to be included in the Company’s Registration Statement (File No. 333-120614), the Board then reassessed, with the benefit of hindsight, whether the equity awards granted during the Review Period contained a compensatory expense element that should be recorded in the Company’s financial statements.

The reassessed valuations discussed in this letter result in an aggregate stock-based compensation charge of approximately $45 million. Upon obtaining the Staff’s concurrence with the methodology discussed herein, the Company intends to amend its Registration

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January 31, 2005

Statement to describe the reassessment (including its underlying methodology) in Management’s Discussion and Analysis and reflect its effects in the Company’s presentation of its financial information.

Houlihan Reports as Starting Points in Analysis

Following the Company’s conversations with the Staff on January 26, the Board reviewed the guidance provided by the Practice Aid in greater detail and has determined that using the annual Houlihan valuation reports is a reasonable starting point for reassessing the value of the common stock underlying the equity awards granted during the Review Period. In making this determination, the Board noted that during the Review Period there were no quoted market prices in active markets for the Company’s common stock and there were no arm’s-length cash transactions with unrelated parties for issuances of the Company’s equity securities. Under paragraph 12 of the Practice Aid, the task force recommends engaging an unrelated valuation specialist for the purpose of assisting management in determining fair value of common stock if quoted market prices in active markets or arm’s-length transactions are not available. In determining that the Houlihan reports were a reasonable starting point for reassessing the value of the common stock, the Board noted that the Houlihan reports contained all of the required content for valuation reports outlined in paragraph 162 of the Practice Aid, as well as much of the additional content recommended to be included by paragraph 163.

The particular methodologies used by Houlihan in valuing the Company are described on pages 3 and 4 of July 2003 Houlihan report and pages 4 and 5 of the July 2004 Houlihan report. As noted in these reports, Houlihan relied primarily on market and income approaches in determining the value of the Company at each of July 2003 and July 2004. Paragraph 108 of the Practice Aid indicates that both the income and the market approaches are appropriate for enterprises, such as the Company, which are at stage 6 (paragraph 25 of the Practice Aid describes a stage 6 enterprise as an entity that has an established financial history of profitable operations or a generation of positive cash periods). Houlihan’s market approach used both the guideline public company method and guideline transaction method described in paragraph 49 of the Practice Aid. Houlihan’s income approach was consistent with the income approach methodology described in paragraphs 62-75 of the Practice Aid.

As a result of the foregoing, the Board determined that the Houlihan valuation reports were reasonable starting points for reassessing the value of the common stock underlying the equity awards granted during the Review Period.

Securities and Exchange Commission

January 31, 2005

Adjustment of Houlihan Results

Despite the Board’s determination that the Houlihan reports and the methodologies upon which they are based provide a reasonable starting point for the reassessment, the Board believes it should not ignore the difference between the valuation results arrived at by Houlihan and the estimated IPO price provided by the Company’s underwriters in connection with the Company’s preparations for its initial public offering. As a result of the difference in valuations as between the Houlihan reports and the estimated IPO price, the Board originally chose to use the potential IPO valuation provided by the Company’s underwriters, and not the Houlihan reports, as a principal basis for the initial reassessment in connection with the preparation of the financial statements to be included in the prospectus. In light of the task force’s recommendations detailed in the Practice Aid, however, the Board has given substantially less weight to the underwriters’ anticipated IPO price and greater weight to the Houlihan reports in determining the appropriate methodology for the reassessment. Nonetheless, the Board has also determined that it should examine the underlying assumptions made in the Houlihan reports to determine whether these assumptions were appropriate as of the dates the equity awards were granted, after taking into consideration the Company’s circumstances as of such dates.

Therefore, the Board reexamined the various assumptions made by Houlihan in its reports. In order to ensure consistency in valuation between the July 2003 and July 2004 calculations and to reconcile the differences between the Houlihan valuations and the estimated IPO price, the Board focused on two items: (i) Houlihan’s use of a different discount rate in its income approach calculation in the July 2003 report from the discount rate used in the same calculation in the July 2004 report and (ii) Houlihan’s use of a three-year average of the Company’s financial metrics when comparing those results to those of comparable companies in its market approach calculation in the July 2004 report. Upon reexamination, the Board determined that:

•	Given the Company’s status as a stage 6 enterprise, with an established financial history of profitable operations and generation of positive cash flow, the risk profile of the Company’s future income stream did not change materially in the space of one year from July 2003 to July 2004. As a result, the Board determined that the same discount rate should be used in both calculations. Further, in considering which discount rate was more appropriate (either the 20.9% discount rate in the July 2003 report or the 17.5% discount rate in the July 2004 report), the Board determined that the lower rate was more appropriate, again in view of the Company’s status as an established stage 6 enterprise.

Securities and Exchange Commission

January 31, 2005

•	For a company such as Dolby Laboratories, whose results have been substantially increasing in recent years, the Board determined that using a three-year average of the Company’s financial metrics was not reflective of the Company’s valuation. The Board therefore determined that using only the Company’s most recent year’s financial results would yield a more accurate valuation.

As a result of the foregoing, the Board instructed management to adjust the original Houlihan valuations of the Company as of July 2003 and July 2004 using the 17.5% discount rate and only one year of financial results, but otherwise leaving the original Houlihan methodology unchanged. The Board then determined that the results of those adjusted valuations – $2.23 per share for July 2003 and $7.49 per share for July 2004 – were more reasonable than $2.074 and $6.282 per share results contained in the July 2003 and July 2004 reports, respectively.

Application of the Adjusted Houlihan Results to Particular Grant Dates

In applying the adjusted methodology described above (the “New Methodology”) to reassess the value of the common stock underlying the awards granted during the Review Period, the Board grouped the awards into four categories based on chronology: (i) awards granted in December 2003 and January 2004; (ii) awards granted in April 2004; (iii) awards granted in June 2004 and August 2004; and (iv) awards granted in October 2004 and November 2004. The Board determined that it was appropriate to group together the December 2003 and January 2004 grants, the June 2004 and August 2004 grants, and the October 2004 and November 2004 grants, as no material event occurred in the intervening period between each pair of dates that would support a material change in the value of the common stock. The following is a description of the Board’s reassessment of the value of the common stock for each of the four categories.

Equity awards granted in December 2003 and January 2004

For the equity awards granted in December 2003 and January 2004, to derive a value of the Company at the time the grants were made, the Board applied the New Methodology, but, as described below, used financial information updated from the information used by Houlihan in the July 2003 report. In particular, the Board noted that, at the time these grants were made, the Company possessed financial information that was more current than the financial information that Houlihan had used as the basis for its income approach valuation of the Company. As a result, the Board believed that it was appropriate to use the updated financial information in reassessing the value of these awards using the income approach.

Securities and Exchange Commission

January 31, 2005

The income approach methodology used in Houlihan’s July 2003 valuation was based on the Company’s projected fiscal 2004 financial results. The Company’s actual pre-tax income for the first quarter of fiscal 2004 subsequently exceeded the projected results by 66%. Accordingly, the Company, in applying the New Methodology for the December 2003 and January 2004 equity awards, further adjusted the reassessed July 2003 valuation to use the better-than-expected actual financial results rather than previously used projected results, resulting in a 60% increase in valuation to $3.70 per share. The Board also noted that no material events occurred between July 2003 and January 2004 that would support a material change in the value of the common stock, beyond the Company’s first quarter financial results.

Equity awards granted in April 2004

In applying the New Methodology to the awards granted in April 2004, the Board first looked at the Company’s financial results for the first and second quarters of fiscal 2004 as compared to the projected fiscal 2004 revenue and pre-tax income used in Houlihan’s July 2003 valuation. The Board noted that the Company’s financial results for the second quarter of fiscal 2004 (which ended in March 2004) were record financial results and improved upon the Company’s results for the first quarter. In determining the value of the common stock underlying the April 2004 equity awards, the Company also noted that its third quarter results were consistent with its second quarter results (in fact, the Company’s earnings per share were the same for the second and third quarters). The Board noted that these second and third quarter results, as well as projected financial results for future periods, were the bases for Houlihan’s July 2004 report. The Board also noted that no material events occurred between April 2004 and July 2004 that would support a material change in the value of the common stock. As a result, the Board determined that it was appropriate to use the results from the New Methodology as applied to the July 2004 report to determine the value of the Company’s common stock in April 2004.

To test the reasonableness of using the July 2004 results of the New Methodology as applied to the April 2004 awards, the Company performed its own market approach analyses for both April 2004 and July 2004, using substantially the same comparable companies used in Houlihan’s July 2004 market approach calculation. The Company determined an average price-to-earnings ratio for this group of companies and then applied that ratio to the Company’s projected fiscal 2004 results based on its most recent quarterly results, to determine a market valuation for the Company for both times. This analysis showed little change in that market valuation between these two dates.

In addition to the foregoing, in determining the reassessed value of the common stock in April 2004, the Board took into consideration that in March 2004 it selected the Company’s

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January 31, 2005

underwriters and began substantive conversations with its underwriters regarding the IPO process (even though it did not formally begin the initial public offering process until September 2004 when the Company held its organizational meeting). The Board noted that the Houlihan reports applied a 20% illiquidity discount to reflect that the Company’s common stock was not freely tradable. In reassessing the value of the April awards, the Board determined that the illiquidity discount was not appropriate for awards granted subsequent to the time it had selected its underwriters and had begun holding substantive conversations with them regarding the IPO process. The elimination of the illiquidity discount resulted in a per share valuation increase of $1.87, from $7.49 to $9.36.

For all equity awards granted subsequent to the beginning of April 2004, the Board determined that the 20% illiquidity discount used in the Houlihan reports should no longer apply.

Equity awards granted in June 2004 and August 2004

For these equity awards, which were granted reasonably close in time to the effective time of the July 2004 Houlihan reports, the Board determined that the per share value of the July 2004 Houlihan report, adjusted to give effect to the application of the New Methodology and eliminate the illiquidity discount, should be used as the value of the common stock underlying the June 2004 and August 2004 awards ($9.36 per share).

Equity awards granted in October 2004 and November 2004

For these awards, the Board noted that in October 2004 and November 2004, prior to the time these grants were made, Ray Dolby had decided to contribute to the Company certain intellectual property rights related to the Company’s business without receiving any consideration in return. During the entire Review Period, it was contemplated that Ray Dolby would transfer these intellectual property rights to the Company in connection with its initial public offering. Prior to Ray Dolby’s October 2004 decision to contribute these intellectual property rights to the Company without receiving consideration in return, the negotiations between the Company and Ray Dolby had contemplated that the Company would issue to Ray Dolby that number of shares of common stock equal to the value of the intellectual property rights to be contributed to the Company. As a result of Ray Dolby’s decision to contribute these rights without consideration in return, the Board decided that there was a significant step-up in value of the Company’s common stock (the Board noted that had Ray Dolby received such number of shares equivalent in value to the intellectual property contributed to the Company, the Company’s overall valuation would have increased, but the dilution from these additional shares would have resulted in no change in the per share price).

Securities and Exchange Commission

January 31, 2005

The July 2004 Houlihan report had included an alternative valuation of the Company in which the Company was valued without any obligation to pay Ray Dolby any royalties under its licensing agreements for the intellectual property rights (this was a separate analysis from the analysis valuing the Company with continued royalty obligations to Ray Dolby). The Board decided that applying the New Methodology to this alternative valuation (after eliminating the illiquidity discount) was an appropriate basis to determine the step up in value of the Company’s stock as a result of Ray Dolby’s decision to contribute the intellectual property rights without receiving consideration in return. The resulting reassessed value of the common stock at the time of the October 2004 and November 2004 equity awards was $13.33 per share.

In conducting the reassessment using the New Methodology, the Board noted that the $13.33 per share price for the October 2004 equity awards was reasonably close to the $14.50 estimated IPO price provided to the Company by its underwriters, even though the initial public offering was not expected to occur for another three or four months.

Chronology

Attached as Exhibit A hereto is a summary of the equity awards granted during the Review Period, the original prices as determined by the Board on the date of grant, the reassessed value as determined using the New Methodology and the resulting stock-based compensation charge resulting from this analysis.

*****

Securities and Exchange Commission

January 31, 2005

Please call me at (650) 320-4597 or Tom DeFilipps of our office at (650) 320-4697 with any questions you may have.

Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Mark Baudler

Mark Baudler

cc:	Bill Jasper
Marty Jaffe
Mark S. Anderson, Esq.
Janet Daly
Dolby Laboratories, Inc.

Thomas C. DeFilipps, Esq.
Herbert P. Fockler, Esq.
Wilson Sonsini Goodrich & Rosati, Professional Corporation

Barbara Carbone
Jon Guthart
Terry Iannaconi
KPMG LLP

Exhibit A

Summary of Equity Awards Granted During the Review Period

Date	Event	Aggregate Number of Shares / Options	Original Value	Reassessed Value	Stock-Based Compensation Charge

July 2003	Effective date of 2003 Houlihan valuation report.	n/a	n/a	n/a	n/a

September 2003	End of fiscal 2003 / beginning of fiscal 2004. (Review Period begins)	n/a	n/a	n/a	n/a

December 2003 and January 2004	Stock and option grants.	689,060	$2.074	$3.705	$1,123,654

March 2004	Beginning of substantive conversations with investment bankers regarding a potential initial public offering (including the selection of the Company’s underwriters).	n/a	n/a	n/a	n/a

April 2004	Option grants.	4,975,000	$2.074	$9.361	$36,252,247

June 2004 and August 2004	Option grants.	269,000	$2.074	$9.361	$1,960,171

July 2004	Effective date of 2004 Houlihan valuation report.	n/a	n/a	n/a	n/a

September 2004	End of fiscal 2004.	n/a	n/a	n/a	n/a

	Organizational meeting regarding initial public offering.

	Decision by Ray Dolby to contribute certain intellectual property to the Company for no consideration (actual agreement signed in November 2004).

October 2004 and November 2004	Option grants.	780,750	$6.282	$13.326	$5,499,662

TOTAL		6,713,810			$44,835,734